82-34

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

Santos

open briefing
corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

[redacted]

05013268

Date of lodgement: 12-Dec-2005

Title: Open Briefing. Santos. Cooper & Fairview Update

Record of interview:

corporatefile.com.au
Santos Limited recently outlined the ways in which it is enhancing and extending its base business in Australia including the Cooper Basin oil and Fairview coal seam gas (CSG) expansion projects. Can you elaborate on the objectives for these programs?

Managing Director and Chief Executive Officer, John Ellice-Flint
The Cooper Basin oil program is an early stage exploitation strategy to improve the recovery of oil from a proven hydrocarbon province through the application of modern technologies. The beauty of this program is its scalability, with the ability to tailor the rate of investment based on the success of the program.

Pilot programs conducted in the JALBU area and at Merrimelia have already successfully demonstrated the new technologies. We know that the concepts work and that there is a great deal of oil present, so we are excited at the prospect of developing this program into a long term contributor to our bottom line.

The Fairview CSG field in South Eastern Queensland is an asset which Santos has recently acquired, and we are moving quickly to increase the production capacity. Fairview is a world class resource and given our existing infrastructure and leading position in the eastern Australian gas markets, we are well positioned to maximise the value of our investment.

12/15

corporatefile.com.au
Can you give some more details on the oil recovery program in the Cooper Basin?

Executive Vice President Operations, Jon Young
Santos' share of oil production from the Cooper Basin to date is just over 100 mmbbl, however we know that the resource is very large – our share is estimated at around 700 million barrels (mmbbl) of oil in place. With our extensive knowledge of the Cooper Basin and the application of modern seismic technology, the geological certainty of this program is high, with the focus on being able to produce the oil in a cost effective manner.

We have contracted three state-of-the-art truck mounted drilling rigs, the first of which will arrive in Australia this month with the other two arriving through 2006. These automated light duty rigs will enable us to drill more wells at lower cost and with a smaller footprint than before.

Our strategy is to utilise the 3D seismic data to target a pattern drilling operation, with gathering facilities based on a modular design and modern materials. This means that the program is very scaleable, with outcome based funding dependent on success.

corporatefile.com.au
What amount of total capital expenditure have you committed to? How many wells does that involve?

Jon Young
In 2006, Santos' share of committed capital expenditure is A$160 million which will fund some initial infrastructure costs, together with the drilling of approximately 100 wells. This initial programme is targeting net proven and probable (2P) reserves of some 6 to 7 mmbbl.

A further A$110 million in capex may be incurred by Santos in 2006, contingent on the success of the initial program. This incremental expenditure would see a further 70 wells drilled targeting net 2P reserves of 4 to 5 mmbbl.

In all, the total programme between now and 2010 could see gross capital expenditure of up to A$1.3 billion of which Santos' share would be around A$900 million. This would see 1,000 wells drilled targeting 75 mmbbl of reserves, of which Santos' share would be around 50 mmbbl.

corporatefile.com.au
Santos recently mentioned that the Tipperary acquisition has been very successful. In which areas has it exceeded or fallen short of expectations?

Jon Young
Following our acquisition of Tipperary, Santos gained operating control of the Fairview CSG field in late October this year. Over the last 4 or 5 weeks, we have

been working to integrate the business with our systems, practices and procedures. We remain very pleased with the acquisition and the way that the Fairview field has been performing.

Production has already been increased by some 10 to 15%, and by the end of the year gross production will be around 45 TJ/day, limited by the capacity of the export pipeline. There are currently 52 producing wells, with a further 24 wells completed for production but not yet connected.

In terms of deliverability, the average well is consistently producing at approximately 0.9 TJ/day, which is in line with industry best practice and up from our acquisition case of 0.8 TJ/day.

corporatefile.com.au
How do you plan to add further value to this investment above the production increase you've planned by the end of 2005? What capital expenditure is involved?

Jon Young
Our share of the proposed capital expenditure program in 2006 is A$94 million which includes a new 130km pipeline from Fairview to Wallumbilla, expansion of the existing gas processing facilities together with drilling and connection of a further 24 wells.

By the end of 2006, there will be approximately 90 producing wells, and field capacity will have increased to around 70 TJ/day.

In the longer term, gross production is forecast to increase to approximately 200 TJ/day by the end of 2011, with Santos' share approximately 140 TJ/day. Santos' share of capital expenditure to achieve this production is expected to be approximately A$340 million, inclusive of the A$94 million in 2006, and the total number of wells is expected to be approximately 280.

corporatefile.com.au
Thank you John and Jon.

For further information on Santos please visit www.santos.com or call Andrew Seaton (Investor inquiries) on (08) 8218 5157 or Kathryn Mitchell (Media inquiries) on (08) 8218 5260.

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